June 8, 2006

VIA EDGAR CORRESPONDENCE

Christian Windsor

Special Counsel

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Capital One Financial Corporation

  Registration Statement on Form S-4

  Filed on May 1, 2006

  File No. 333-133665

Dear Mr. Windsor:

On behalf of Capital One Financial Corporation (“Capital One”) and North Fork Bancorporation, Inc. (“North Fork”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated May 26, 2006, with respect to above referenced Registration Statement on Form S-4 (the “Form S-4”).

Capital One has filed today Amendment No. 1 (“Amendment No. 1”) to the Form S-4, together with a copy of this letter via EDGAR submission.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Generally the information contained herein with respect to Capital One has been furnished by Capital One and the information contained herein with respect to North Fork has been furnished by North Fork. All page references in the responses set forth below are to the pages of Amendment No. 1.

General

1.	Please include a cover letter with your next filing.

The Staff is advised that we have included a cover letter with our EDGAR submission of Amendment No. 1.

2.	Please update your filing to include financial information as of March 31, 2006.

The Staff is advised that we have included in Amendment No. 1 updated financial information as of March 31, 2006.

3.	We note that you have not included the opinions of counsel for legality and tax matters. Please file these opinions as quickly as possible to permit the staff adequate time to review the documents.

The Staff is advised that we have attached the forms of legal and tax opinions as exhibits to Amendment No. 1.

Cover Page

4.	The discussion in the final 2 sentences of the fourth paragraph could be read to indicate that there is a floor set on the value of the merger consideration of $31.18. However, your discussion in the forepart, body of the prospectus and Section 1 of the Merger agreement do not discuss any floor on the value of the merger consideration. Please clarify, if true, that you are providing an example of the value of the transaction based upon the pre-announcement share price of Capital One.

In response to the Staff’s comment, we have revised the disclosure on the cover page to clarify that we are only providing an example of the value of the transaction based upon the pre-announcement share price of Capital One.

Summary, page 4

5.	We note in the Notes to Summary Compensation Table on page 119 the amount of compensation to be awarded to the executive officers and the Agreements with Executive Officers on page 122. Please revise to include as part of your discussion on page 9 the substantial remuneration, the nature of the agreements and the approximate total amount of compensation that the principal executive officers of North Fork and Capital One will receive in connection with the merger.

In response to the Staff’s comment, we have revised the disclosure on pages 9-10.

Summary Historical and Unaudited… —Selected Consolidated Historical…, page 14

6.	We note that the net interest margin and return on average assets have decreased since 2001; however, we did not find a discussion regarding these trends. Please revise accordingly.

The Staff is supplementally advised that we have incorporated by reference into the Form S-4 Capital One’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Capital One Form 10-K). In the sub-section captioned “VI. Financial Summary—Summary of the Reported Income Statement,” in the Management Discussion & Analysis (“MD&A”) section of the Capital One Form 10-K, Capital One discusses the reduction in net interest income and related reduction to the net interest margin. As discussed therein, the decrease in net interest income and the related margin was primarily due to a decrease in reported loan yields. Loan yields have decreased over time due to Capital One’s successful effort to diversify its asset base beyond U.S. consumer credit card and a bias toward originating higher credit quality, lower yielding loans.

The return on average asset metric has actually remained fairly constant over the 2001 – 2005 historical periods in spite of the addition of the lower yielding assets. This consistency can be attributed to the beneficial impacts to provision for loan losses resulting from originating lower loss assets and improved operating efficiencies. The MD&A sub-section captioned “VI. Financial Summary—Summary of the Reported Income Statement” discusses the lower provision for loan losses resulting from originating higher credit quality loans.

Based on the discussion provided in the Capital One Form 10-K discussed above, we do not believe that additional disclosure in the Form S-4 regarding these trends is warranted.

7.	We note you have presented a reconciliation on page 16 of certain Capital One “reported basis” financial measures to “managed basis” financial measures. Please revise your table and/or related footnotes to clarify the nature of your securitization adjustments to the income statement measures in this reconciliation. To the extent that multiple adjustments are included within a single line item, please quantify and describe each individual adjustment.

In response to the Staff’s comment, we have added disclosure on page 17.

Risk Factors, page 20

8.	On page 104 you provide a summary of the differences between the corporate documents of Capital One and North Fork. Several of the differences result in more restrictions for stockholders of North Fork, such as the removal of directors under Capital One’s certificate of incorporation and bylaws which requires at least 80% affirmative vote of the stockholders compared to North Fork’s majority or that stockholders of North Fork will no longer have stockholder action by written consent without a meeting. Please add a risk factor to this section that discusses those aspects of Capital One stock which will materially change the rights enjoyed by shareholders of North Fork after their shares are exchanged in the merger.

In response to the Staff’s comment, we have added disclosure on page 24.

Capital One and North Fork Executive Officers..., page 22

9.	It would appear that the risks to shareholders voting in this transaction are different for Capital One shareholders and North Fork shareholders. Please revise to discuss the risks to each group of shareholders from the interest of the different groups of officers and directors under separate headings. Also, in your revised discussion of the risks posed by North Fork’s management’s and Board’s interest in the merger, please discuss the aggregate amount to be received by executive officers as a result of the merger. Also, please specifically discuss the fact that Mr. Kanas will be added to Capital One’s Board.

In response to the Staff’s comment, we have revised the disclosure on page 24.

Forward Looking Statements, page 23

10.	We note the factors that might affect your earnings that you list on page 23; however, since these factors also constitute risks to the merger, please include them, and expand them as appropriate, as part of your disclosure in the section on Risk Factors.

In response to the Staff’s comment, we have added disclosure on pages 21-22. The Staff is supplementally advised that we believe that to the extent the factors that might affect Capital One’s earnings listed on page 26 also constitute risks to the merger or of making an investment in securities of Capital One, they are reflected in the Risk Factors section of Amendment No. 1 or in the Capital One Form 10-K, which is incorporated by reference into the Form S-4. We also note that in the introductory paragraph to the “Risk Factors” section on page 21, we advised stockholders to consult and consider the risk factors included in the Capital One Form 10-K and in North Fork’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

The Merger, page 30

11.	Provide the staff with copies of all presentations, reports, opinions and other documents provided to Capital One and North Fork by their respective financial advisors.

We have been advised that a copy of the presentation materials prepared by JPMorgan for, and supplied to, the Capital One board of directors in connection with its fairness opinion are being provided to the Staff by Simpson Thacher & Bartlett LLP, counsel for JPMorgan, under separate cover, as follows: (i) final presentation materials dated March 12, 2006 and (ii) a preliminary version of those materials dated March 11, 2006. Confidential treatment of those materials is being requested pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of 17 C.F.R. § 200.83 and Capital One and JPMorgan request that those materials be returned promptly to Simpson Thacher & Bartlett LLP following completion of the Staff’s review thereof.

We have been advised that copies of the presentation materials dated March 12, 2006 prepared by Sandler O’Neill and Keefe Bruyette for the North Fork board of directors are being provided to the Staff by Wachtell, Lipton, Rosen & Katz, counsel to North Fork under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of 17 C.F.R. § 200.83. In accordance with such rules, North Fork, Sandler O’Neill and Keefe Bruyette request that those materials be returned promptly to Wachtell, Lipton, Rosen & Katz following completion of the Staff’s review thereof.

Capital One’s Reasons for the Merger, page 32

12.	We note that one of the factors considered by Capital One’s Board of Directors was the effect of the share repurchase program. In this section or in another section of the prospectus, provide a discussion of why the Board elected to undertake a share repurchase program, particularly one of such size, at the same time as the merger and the expected effects of the repurchases upon the financial results of Capital One. We note that the size of the program is almost 50 times the amount of your share repurchases over the past three years.

In response to the Staff’s comment, we have added or revised disclosure on pages 7-8, 23 and 36.

The Staff is supplementally advised that, Capital One, as a growth company, has historically not pursued share repurchases as a significant component of its capital management strategy. From 1997 through 2000, Capital One repurchased approximately 12.0 million shares (adjusted for stock splits) under a share repurchase program intended to mitigate the dilutive impact of shares issued under its benefits plans. Capital One has not effected any repurchases since 2000, as Capital One has chosen to strengthen its balance sheet and capital position to mitigate risk and enhance its ability to pursue acquisitions in furtherance of its diversification objectives.

Capital One’s board of directors considered the diversification and risk reduction benefits of the merger with North Fork, the large number of shares of Capital One common stock to be issued in the merger, the anticipated strong capital generation capabilities of the combined company and its potential capital position during 2007 and 2008 and concluded that a share repurchase of $3.0 billion would likely be an appropriate use of the capital anticipated to be available during that time period. Accordingly, the Company determined that it was appropriate to disclose this intention in connection with the announcement of the transaction. Such considerations are already noted in the Form S-4 on pages 35-36 and in the investor presentation, which was filed as an exhibit to Capital One’s Current Report on Form 8-K on March 13, 2006 which is incorporated by reference into the Form S-4. We also note that the 1997-2000 repurchases and the expected repurchases following completion of the merger are difficult to compare, given the significant changes in the underlying business of Capital One, including the level of diversification, risk and capital during the relevant time periods.

Litigation Relating to the Merger, page 67

13.	We note the discussion of lawsuits filed against North Fork; however, we do not see this mentioned as part of your disclosure on Risk Factors. Please revise to include such complaints or advise the staff how you determined that the litigation did not represent a material risk.

The Staff is supplementally advised that based on a review of the pleadings in each of the matters described under the heading “Litigation Relating to the Merger” in the Form S-4, we have concluded that, in our current judgment based on our assessment of the allegations reflected in the pleadings, these matters do not warrant separate disclosure as a risk factor associated with a stockholder’s decision on how to vote on the merger proposal.

Material U.S. Federal Income Tax Consequences of the Merger Cash Received in Lieu of a Fractional Share of Capital One Common Stock, page 70

14.	We note that you assume that the redemption of a fractional share of Capital One common stock is treated as a sale or exchange and not as a dividend. This appears to assume a particular tax effect, please revise to support the underlying conclusion with an opinion of counsel. If counsel is not able to give an opinion on this particular matter, revise to state what the likely tax consequences are and why counsel is not able to opine.

In response to the Staff’s comment, we have revised the disclosure on page 73. The Staff is supplementally advised that counsel is not able to give an opinion on whether the deemed redemption of a fractional share of Capital One common stock will be treated as a sale or exchange and not as a dividend, because the determination of the U.S. federal income tax treatment of the deemed redemption of a fractional share of Capital One common stock depends upon each U.S. holder’s particular facts and circumstances (specifically, on whether and to what extent the deemed redemption reduces the U.S. holder’s deemed percentage stock ownership of Capital One).

Preliminary Unaudited Pro Forma Condensed Combined Balance Sheet, page 95

15.	Please tells us how you considered the guidance of SOP 03-3 in determining that no pro forma adjustments were necessary for the allowance for loan losses.

In response to the Staff’s comment, we have added disclosure on page 101.

The Staff is supplementally advised that, based on Capital One’s preliminary review of North Fork’s non-performing assets of $31 million at December 31, 2005, Capital One does not expect the effect of SOP 03-3 to be significant.

Preliminary Unaudited Pro Forma Condensed Combined Statement of Income, page 96

16.	Please revise to quantify the number of common shares outstanding used to calculate your pro forma per common share data. Please also revise your footnotes beginning on page 97 to describe how you determined the number of common shares outstanding used in your pro forma per common share calculations. Refer to Rule 11-02(b)(7) of Regulation S-X.

In response to the Staff’s comment, we have revised the disclosure on pages 100-101.

Notes to the Preliminary Unaudited Pro Forma Condensed Combined Financial… Note 1—Basis of Preliminary Pro Forma Presentation, page 97

17.	You state that the final purchase price accounting adjustments may differ materially from the pro forma adjustments presented in this document. Please revise to include this as part of your Risk Factor disclosure.

In response to the Staff’s comment, we have revised the disclosure on page 25.

Note 2—Preliminary Pro Forma Adjustments, page 98

18.	Please revise to more clearly differentiate between the $400 million in merger costs reflected as a pro forma adjustment to other liabilities (as described in footnote I on page 100) and the $180 million of merger related costs described in Note 3 on page 102. Your revised disclosures should describe management’s plans for merger related expenses, including, but not limited to, the details of your plan, when you expect to finalize the plan and when you expect to record the charges associated with your merger activities. Your revised disclosures should also explain, for example, why certain severance costs are considered liabilities assumed as part of the acquisition under EITF 95-3 while other severance costs are not.

In response to the Staff’s comment, we have revised the disclosure on pages 104 and 106-7.

19.	We note your disclosure in footnote 2(L) to the pro forma information on page 101 that the estimated weighted average exercise price of the North Fork stock options expected to be converted to fully vested options of Capital One common stock is $20.55. You also disclose that this figure is calculated as the weighted average exercise price of the North Fork stock options divided by the assumed exchange ratio of 0.3467. However, it appears from North Fork’s Form 10-K filed on March 16, 2006, that $20.55 represents the weighted average exercise price of North Fork’s options outstanding at December 31, 2005, without the effect of the assumed exchange ratio. Please revise your disclosure on page 101 as necessary to clarify the estimated weighted average exercise price used to determine your pro forma adjustments to reflect the conversion of outstanding North Fork stock options at the closing of the merger.

In response to the Staff’s comment, we have revised the disclosure on page 105.

Note 3—North Fork Merger Related Costs, page 102

20.	In order to clarify your expected accounting treatment for the $180 million in merger related costs, please revise to quantify which costs are expected to be incurred by North Fork as compared to Capital One.

In response to the Staff’s comment, we have revised the disclosure on pages 104 and 106-7.

*                    *                     *

Should you have any questions or comments regarding the foregoing, please contact Edward D. Herlihy, Esq. or Craig M. Wasserman, Esq. of Wachtell, Lipton, Rosen & Katz, counsel to North Fork at (212) 403-1000 or Christopher E. Austin, Esq., or the undersigned of Cleary Gottlieb Steen & Hamilton LLP, counsel to Capital One at (212) 225-2000.

Sincerely,

/s/Victor I. Lewkow

Victor I. Lewkow

cc:

Richard D. Fairbank

John G. Finneran, Jr., Esq.

John Adam Kanas

Daniel M. Healy

Christopher E. Austin, Esq.

Edward D. Herlihy, Esq.

Craig M. Wasserman, Esq.